Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Three months ended March 31, 2011 and 2010

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Interim Statement of Financial Position
(Unaudited)
(Expressed in thousands of United States dollars)

		March 31,	December 31,	January 1,
	Note	2011	2010	2010
Assets

Current assets:
Cash and cash equivalents		$136,410	$126,927	$30,406
Short term investments		41,144	40,004	-
Accounts receivable	4	10,145	7,283	4,219
Inventory	5	50,814	49,525	25,765
Prepaid expenses		1,285	1,454	1,950
		239,798	225,193	62,340

Mineral property, plant and equipment	6	245,418	240,437	219,561

		$485,216	$465,630	$281,901

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$15,437	$10,396	$9,378
Current portion of long-term debt		48,540	47,402	-
		63,977	57,798	9,378
Non-current liabilities:
Long-term debt	7	29,748	46,503	71,405
Provision for closure and reclamation	8	7,257	6,965	5,045
Deferred income taxes		20,564	13,665	7,157
Derivative and other financial liabilities	10	73,960	57,217	46,405
		131,529	124,350	130,012
Equity:
Share capital	9	422,284	416,662	272,633
Share-based payment reserve		20,391	22,045	20,488
Deficit		(152,965)	(155,225)	(150,610)
		289,710	283,482	142,511

		$485,216	$465,630	$281,901

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31, 2011 and 2010

	Note	2011	2010

Revenue		$52,324	$26,449

Cost of sales:	12
Production costs		17,860	14,432
Royalties		1,362	791
Amortization and depletion		4,345	3,706
		23,567	18,929

Mine operating earnings		28,757	7,520

Expenses:
Exploration		1,097	1,483
Corporate administration		1,908	1,993
		3,005	3,476

Income from operations		25,752	4,044

Other income (expense):
Finance income		323	44
Finance expense	13	(2,687)	(2,790)
Change in fair value of derivative liabilities	10	(16,743)	11,344
Foreign exchange		3,369	51
		(15,738)	8,649

Income before income taxes		10,014	12,693

Income tax expense		7,754	1,794
Net income and comprehensive income for the period		$2,260	$10,899

Income per share:	15
Basic		$0.03	$0.17
Diluted		0.03	0.03

Weighted average shares outstanding:	15
Basic		79,770,610	65,779,921
Diluted		80,111,831	76,447,148

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited)
(Expressed in thousands of United States dollars)

Three months ended March 31, 2011 and 2010

	Share capital
			Share-based
			payment
	Shares	Amount	reserve	Deficit	Total

Balance, December 31, 2010	79,705,406	$416,662	$22,045	$(155,225)	$283,482

Transactions with owners recorded directly in equity:
Exercise of share options	416,138	5,597	(1,722)	-	3,875
Exercise of warrants	5,100	25	-	-	25
Share-based compensation	-	-	68	-	68
	421,238	5,622	(1,654)	-	3,968

Net income and comprehensive income	-	-	-	2,260	2,260
Balance, March 31, 2011	80,126,644	$422,284	$20,391	$(152,965)	$289,710

	Share capital
			Share-based
			payment
	Shares	Amount	reserve	Deficit	Total

Balance, January 1, 2010	65,773,032	$272,633	$20,488	$(150,610)	$142,511

Transactions with owners recorded directly in equity:
Exercise of share options	10,000	129	(42)	-	87

Net income and comprehensive income	-	-	-	10,899	10,899
Balance, March 31, 2010	65,783,032	$272,762	$20,446	$(139,711)	$153,497

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

Three months ended March 31, 2011 and 2010

	2011	2010

Cash provided by (used in):

Operations:
Net income for the period	$2,260	$10,899
Adjustments for:
Amortization and depletion	4,345	3,706
Unrealized foreign exchange gain	(1,396)	(151)
Share-based compensation	68	-
Fair value change on derivative liabilities	16,743	(11,344)
Finance income	(323)	(44)
Finance expense	2,687	2,790
Income tax expense	7,754	1,794
Other	-	4
Changes in non-cash working capital balances:
Accounts receivable	(2,863)	(2,654)
Inventory	(812)	657
Prepaid expenses	169	(115)
Accounts payable and accrued liabilities	3,473	435
Finance costs paid	(1,236)	(1,041)
Finance income received	323	44
	31,192	4,980

Investments:
Purchase of mineral property, plant and equipment	(8,865)	(8,785)

Financing:
Net proceeds on issue of common shares	3,900	87
Repayment of revolving credit facility	(17,000)	-
	(13,100)	87

Effect of exchange rates on cash and cash equivalents	256	151

Increase (decrease) in cash and cash equivalents	9,483	(3,567)

Cash and cash equivalents, beginning of period	126,927	30,406
Cash and cash equivalents, end of period	$136,410	$26,839

Supplemental information:
Non-cash investing and financing activities:
Increase in provision for closure and reclamation included in mineral property, plant and equipment	$224	$312
Purchase of mineral property, plant and equipment included in accounts payable and accrued liabilities	939	346

See accompanying notes to condensed consolidated interim financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development and acquisition of mineral deposits.

The Company's primary asset is its 100% owned Dolores gold and silver mine which commenced commercial production on May 1, 2009.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of preparation:

(a)

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These are the Company’s first condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for part of the period covered by the first IFRS annual consolidated financial statements for the year ending December 31, 2011, and IFRS 1, First Time Adoption of International Financial Reporting Standards, has been applied. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Prior period annual and interim financial statements were prepared in accordance with Canadian generally accepted accounting standards ("Canadian GAAP") but have been restated to be presented in accordance with IFRS. An explanation of the impact of transition from Canadian GAAP to IFRS is included in note 16.

These condensed consolidated interim financial statements were approved for issue by the Audit Committee on May 3, 2011.

(b)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as explained in the significant accounting policies in note 3.

(c)	Functional currency and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, except as otherwise noted, which is the functional currency of the Company and its subsidiaries. All financial information is rounded to the nearest thousand except share and per share amounts.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

The timing of commencement of commercial production at a mine site involves judgments that may have a significant effect on the amounts recognized in the condensed consolidated financial statements.

Significant areas requiring the use of estimates include the determination of impairment of long-lived assets, closure and reclamation provisions, valuation of derivative instruments and valuation of inventories. Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these financial statements as appropriate.

The determination of mineral reserves also requires the use of estimates. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Reserves are used in the calculation of amortization and depletion, impairment assessments and forecasting the timing of payment of mine closure and reclamation costs. There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in the reserves being restated.

(e)	New standards and interpretations not yet adopted:

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2011, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9, Financial Instruments (“IFRS 9”), which becomes mandatory for the Company’s 2013 consolidated financial statements and could change the classification and measurement of financial assets. The extent of the effect of IFRS 9 has not been determined.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for purposes of the transition to IFRS.

(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

(b)	Foreign currency translation:

Transactions in foreign currencies are translated to the United States dollar using exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the United States dollar at the exchange rate on that date. Exchange gains and losses are recognized in net income or loss. Foreign currency gains and losses are reported on a net basis.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the United States dollar at the exchange rate in effect at the date the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical costs are translated using the exchange rate at the date of the transaction.

(c)	Revenue:

Revenue from the sale of gold and silver is recognized when persuasive evidence of an arrangement exists indicating that there has been a transfer of risks and rewards to the buyer, no further work is required by the Company, the quantity of metal sold and the sales price are fixed and collectability is reasonably assured.

(d)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. The cost of stockpiled ore includes the cost of mining the ore and associated amortization and depletion. Costs based on the average cost per tonne stockpiled are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(d)	Inventory (continued):

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include mining and processing costs, including the cost of stockpiled ore crushed, and associated amortization and depletion. Costs based on the average cost per contained recoverable ounce of gold and silver are removed from work in process inventory as gold and silver doré is produced. The quantity of recoverable gold and silver in process is an estimate based on the expected grade and recovery of gold and silver from the ore placed on the leach pad. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. However, the estimate of recoverable gold and silver placed on the leach pad is reconciled to actual gold and silver production, and, if necessary, the estimates are refined based on actual results over time.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of work-in-process inventories incurred prior to refining plus applicable refining costs.

Write-downs of inventory are reported in current period costs. The Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

(e)	Cash and cash equivalents:

Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

(f)	Mineral property, plant and equipment:

(i)	Exploration and evaluation:

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures, are capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Management reviews the carrying value of capitalized exploration and evaluation costs at least annually. The review is based on the Company’s intentions for development of the undeveloped property.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(f)	Mineral property, plant and equipment (continued):

(ii)	Mineral property costs:

Mine development costs, including reclassified mineral property acquisition costs, and capitalized exploration and evaluation costs are recorded at cost less accumulated amortization and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the way intended by management.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials (“stripping costs”) in order to access the ore body. During the development of a mine, stripping costs are capitalized. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized.

(iii)	Plant and equipment:

Plant and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is written off. Costs associated with routine repairs and maintenance of plant and equipment are expensed as incurred.

(iv)	Amortization and depletion:

Mineral property costs, excluding stripping costs capitalized during the production phase of a mine, and leach pads are amortized when commercial production begins using the unit-of-production method based on estimated proven and probable recoverable reserves. Stripping costs capitalized during the production phase of a mine are depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Plant and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 5 to 15 years.

Amortization methods and useful lives are reviewed at each annual reporting date and adjusted as appropriate.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense.

(i)	Provision for closure and reclamation:

The mining, extraction and processing activities of the Company give rise to closure and reclamation obligations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally at the time that environmental disturbance occurs. Upon initial recognition of the provision, the corresponding cost is added to the carrying amount of mineral property, plant and equipment and is amortized using either the straight-line method or unit-of-production method, as appropriate. Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of changes to the discount rate and the amount or timing of the cash flows are recognized in mineral property, plant and equipment.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available.

(h)	Share-based payments:

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock options. The cost of these stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The costs are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. The corresponding credit for these costs is recognized in the share-based payment reserve in shareholders’ equity.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(h)	Share-based payments (continued):

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

(i)	Financial assets:

Financial assets, other than derivatives, are designated as available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured on initial recognition plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for financial assets that are considered to be impaired in which case the loss is recognized in net income or loss. The Company has not classified any assets as available for sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method. The Company’s accounts receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in income or loss. Transaction costs are expensed for assets classified as FVTPL. The Company’s cash and cash equivalents and short term investments are classified as FVTPL.

(j)	Financial liabilities:

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables, debt component of the convertible notes and revolving credit facility are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in net income or loss.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(k)	Convertible notes:

The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly the Company classifies the convertible notes as a financial liability with an embedded derivative. The embedded derivative is recognized initially at its fair value. The debt liability component is recognized initially as the difference between the fair value of the convertible notes as a whole and the value of the embedded derivative. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest rate method.

Interest, gains and losses related to the financial liability or embedded derivatives are recognized in profit or loss.

(l)	Derivatives:

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

(m)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(n)	Impairment:

(i)	Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventory and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash-generating unit”). This generally results in the Company evaluating its non-financial assets on a mine by mine basis.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(n)	Impairment (continued):

(i)	Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or a cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reduced if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(ii)	Financial assets:

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be measured reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against accounts receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of the impairment loss to decrease, the decrease is reversed through profit or loss.

(o)	Finance income and finance expense:

Finance income comprises interest income on funds invested and interest received on loans and receivables. Interest income is recognized as it accrues in profit or loss, using the effective interest method. For cash flow purposes, finance income is classified as an operating activity.

Finance expense comprises interest expense on borrowings, unwinding of the discount on provisions and the convertible notes, and other borrowing costs. Borrowing costs that are attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the related item of mineral property, plant and equipment. For cash flow purposes, finance expense is classified as an operating activity.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(p)	Income tax:

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is determined using the balance sheet liability method, recognizing temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(q)	Earnings (loss) per share:

Basic earnings (loss) per share (“EPS”) is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise convertible notes, warrants and share options granted to employees. The dilutive effect of options and warrants assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options or warrants. The dilutive effect of common shares issuable on conversion of convertible notes assumes that the instruments are converted at the beginning of the period and the profit or loss and weighted average common shares outstanding are adjusted by the related finance costs that would not be incurred subsequent to conversion and the shares to be issued on conversion, respectively.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

3.	Significant accounting policies (continued):

(r)	Segment reporting:

An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues and incur expenses, whose operating results are reviewed regularly by the Company’s chief operating decision maker, and for which discrete financial information is available. The Company has determined that it has one operating segment, the acquisition, exploration, development and production of gold and silver mineral properties, the majority of which occurs in Mexico. The Company’s corporate head office earns nominal revenues that are considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

4.	Receivables:

Of the $10,145 in receivables (December 31, 2010 - $7,283), $9,171 (December 31, 2010 - $6,516) is value added tax (“VAT”) paid in Mexico on goods and services for the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities.

5.	Inventory:

	March 31,	December 31,
	2011	2010

Supplies	$5,147	$4,998
Ore stockpiles	2,737	2,197
Work in process	42,702	41,845
Finished goods	228	485

	$50,814	$49,525

There have been no write-downs of inventory during the year.

15

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

6.	Mineral property, plant and equipment:

Net carrying costs at March 31, 2011 and December 31, 2010 are as follows:

				Exploration
	Mineral	Plant and	Capitalized	and
	property	equipment	stripping	evaluation	Total
Cost
Balance at January 1, 2010	$108,331	$131,631	$2,942	$98	$243,002
Additions	6,453	17,079	14,760	-	38,292
Disposals	(217)	(67)	-	-	(284)

Balance at December 31, 2010	114,567	148,643	17,702	98	281,010
Additions	1,423	3,860	5,097	-	10,380
Disposals	-	(214)	-	-	(214)

Balance at March 31, 2011	$115,990	$152,289	$22,799	$98	$291,176

Accumulated amortization
Balance at January 1, 2010	$5,558	$17,883	$-	$-	$23,441
Amortization	5,657	11,379	163	-	17,199
Disposals	-	(67)	-	-	(67)

Balance at December 31, 2010	11,215	29,195	163	-	40,573
Amortization	2,327	2,873	46	-	5,246
Disposals	-	(61)	-	-	(61)

Balance at March 31, 2011	13,542	32,007	209	-	45,758

Net book value
At January 1, 2010	$102,773	$113,748	$2,942	$98	$219,561
At December 31, 2010	103,352	119,448	17,539	98	240,437
At March 31, 2011	102,448	120,282	22,590	98	245,418

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

6.	Mineral property, plant and equipment (continued):

At March 31, 2011, $21,064 net book value of mineral property, plant and equipment is not currently subject to amortization.

Mineral property, plant and equipment relates to the following:

(a)	Mexico properties:

(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (“NSR”) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

7.	Long-term debt:

	March 31,	December 31,
	2011	2010

Convertible notes (a)	$78,288	$76,905
Scotia Capital revolving credit facility (b)	-	17,000

Balance of long-term debt	78,288	93,905
Current portion (a)	(48,540)	(47,402)

Balance, end of period	$29,748	$46,503

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes (the “2011 Notes”) maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses aggregating $3,451, for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. The notes are convertible into common shares at approximately $10.88 per share. The conversion feature is classified as a derivative as the Company has the option to settle in cash all or part of the obligation to issue shares on exercise by the holder of the conversion option (note 10).

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

7.	Long-term debt (continued):

(a)	Continued:

On November 3, 2010, the Company completed the exchange of an aggregate of $32,941 of the principal due under the 2011 Notes for new unsecured convertible senior notes of an aggregate principal amount of $36,235, due December 15, 2015 (the “2015 Notes”). The 2015 Notes bear interest at 4.5%, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into common shares at approximately $11.97 per share.

As at March 31, 2011, an aggregate of 7,811,985 common shares are issuable upon conversion of the 2011 Notes and the 2015 Notes and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash.

The interest and principal amounts of the remaining 2011 Notes and 2015 Notes are classified as debt liabilities and the conversion options are classified as derivative liabilities. Measurement of the derivative liabilities is discussed in note 10. The debt liabilities are measured at amortized cost. As a result, the aggregate carrying value of the debt liabilities is lower than the aggregate face value of the 2011 and 2015 Notes. The differences between the carrying amount of the notes and the face value of the notes are characterized as note discounts. The difference between the $48,540 (2010 - $47,402) carrying value and the $52,059 face value of the 2011 Notes is $3,519 (December 31, 2010 - $4,657). The difference between the $29,748 (December 31, 2010 - $29,503) carrying value and the $36,235 face value of the 2015 Notes is $6,487 (December 31, 2010 - $6,732). The unwinding of these discounts is recognized as finance expense over the terms of the notes using an effective interest rate of 14.7% for the 2011 Notes and 9.2% for the 2015 Notes. The fair value of the debt liability of the remaining 2011 Notes is $50,814 at March 31, 2011 (December 31, 2010 - $50,368) using a market rate of 8.5% and the fair value of the debt component of the 2015 Notes is $29,770 at March 31, 2011 (December 31, 2010 – 29,494) using a market rate of 9.3%.

	March 31,	December 31,
2011 and 2015 Notes, debt liability component	2011	2010

Balance, beginning of period	$76,905	$71,405
Convertible notes extinguished	-	(29,539)
Convertible notes issued (net of issue costs)	-	29,338
Unwinding of discount for period	1,383	5,701

Balance, end of period	$78,288	$76,905

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

7.	Long-term debt (continued):

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). On December 9, 2010, the Company renewed the facility, extending the term an additional three years to December 2013. The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR- based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $299,117 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at March 31, 2011, $nil (December 31, 2010 - $17,000) was outstanding on the credit facility.

8.	Provision for closure and reclamation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future closure and reclamation obligation arising from its activities to March 31, 2011, to be $7,257 (December 31, 2010 - $6,965). The present value of the future closure and reclamation obligation assumes a discount rate specific to the liability of 3.88%, an inflation rate of 1.92%, an undiscounted amount to settle the obligation of $10,612, and the commencement of closure and reclamation activities in 12.25 years.

	March 31,	December 31,
	2011	2010

Balance, beginning of the period	$6,965	$5,045
Liabilities incurred in the period	355	1,354
Unwinding of discount for the period	68	231
Change in liability due to change in discount rate	(131)	335

Balance, end of the period	$7,257	$6,965

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

9.	Share capital:

At March 31, 2011, the Company had unlimited authorized common shares and 80,126,644 shares outstanding (December 31, 2010 – 79,705,406). All per share amounts below are in Canadian dollars which, at March 31, 2011, is equivalent to 1.0286 US dollars.

(a)	Share purchase warrants:

As at March 31, 2011, 4,593,250 warrants (December 31, 2010 – 4,598,350) were outstanding and exercisable at a price of CAD$5.00.

(b)	Stock options:

The Corporation has an incentive stock option plan dated April 16, 2003, as amended (the “2003 Plan”). Under the 2003 Plan, 5,574,000 common shares are reserved for issuance. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading day immediately preceding the date on which the option is granted. At March 31, 2011, options to purchase 2,985,000 common shares are outstanding and exercisable. 139,000 common shares are available for future awards of options under the 2003 Plan.

		Weighted average
	Number	exercise price
	of options	(CAD$)

Outstanding, January 1, 2010	3,948,500	$9.45

Cancelled	(20,000)	9.76
Exercised for cash	(10,000)	9.00

Outstanding, March 31, 2010	3,918,500	9.45

Granted	640,000	9.93
Cancelled	(490,000)	10.66
Exercised for cash	(188,500)	6.67
Exercised - cashless	(355,000)	7.95

Outstanding, December 31, 2010	3,525,000	9.66

Cancelled	(70,000)	11.02
Exercised for cash	(395,000)	9.68
Exercised - cashless	(75,000)	9.00

Outstanding, March 31, 2011	2,985,000	$9.64

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

9.	Share capital (continued):

(b)	Stock options (continued):

Of the 470,000 options exercised during the three month period ended March 31, 2011 (year ended December 31, 2010 – 553,500; three months ended March 31, 2010 – 10,000), 75,000 vested options were exercised by the holders in exchange for the issue of 21,138 (year ended December 31, 2010 – 82,724; three months ended March 31, 2010 – nil) common shares by way of a cashless stock option exercise. The Company accounted for the 53,862 (year ended December 31, 2010 – 272,276; three months ended March 31, 2010 – nil) shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise. On the re-purchase of these shares, the Company recognized a net $97 (year ended December 31, 2010 - $486; three months ended March 31, 2010 - $nil) credit to share based payment reserve, being the excess of their carrying value over the deemed cost.

As at March 31, 2011, 2,985,000 options with a weighted average exercise price of CAD$9.64 are fully exercisable and no options remain unvested.

At March 31, 2011, the following stock options were outstanding and exercisable.

	Exercise price
Number	(CAD$)	Expiry date

695,000	$9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
45,000	12.46	March 12, 2012
795,000	9.57	September 5, 2012
225,000	10.58	May 7, 2013
565,000	9.76	May 7, 2013
475,000	10.02	May 19, 2015
50,000	9.32	August 23, 2015
50,000	9.52	September 1, 2015

2,985,000

(c)	Share-based compensation:

Compensation expense is determined using the Black-Scholes option pricing model. No options were granted during the three month periods ended March 31, 2011 and 2010.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

10.	Derivative and other financial liabilities:

	March 31, 2011	December 31, 2010

Share purchase warrants	$37,266	$28,145
Conversion feature on convertible notes (note 7)	36,694	29,072

Total derivative liabilities	$73,960	$57,217

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the warrants is determined using the warrant price on the Toronto Stock Exchange. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

	Conversion
	option	Warrants	Total

Balance, January 1, 2010	$21,239	$25,166	$46,405
Change in fair value	(6,945)	(4,399)	(11,344)

Balance, March 31, 2010	14,294	20,767	35,061
Change in fair value	14,778	7,378	22,156

Balance, December 31, 2010	29,072	28,145	57,217
Change in fair value	7,622	9,121	16,743

Balance, March 31, 2011	$36,694	$37,266	$73,960

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

11.	Financial instruments:

(a)	Financial assets and liabilities:

	March 31,	December 31,
	2011	2010

Financial assets:
Cash and cash equivalents	$136,410	$126,927
Short term investments	41,144	40,004
Accounts receivable	10,145	7,283

Total financial assets	$187,699	$174,214

Financial liabilities:
Accounts payable and accrued liabilities	$15,437	$10,395
Convertible notes	78,288	76,905
Revolving credit facility	-	17,000
Derivative and other financial liabilities	73,960	57,217

Total financial liabilities	$167,685	$161,517

The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. Cash and cash equivalents, short term investments and the warrants are stated at fair value and classified within Level 1. The fair value of the conversion option is classified within Level 2. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of long term debt is disclosed in note 7.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

11.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is equal to the carrying values of cash and cash equivalents, short term investments and accounts receivable.

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents, short term investments and accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents and short term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents, short term investments and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2011:

	Within 1			Over 5	2011
	year	2 - 3 years	4 - 5 years	years	Total

Accounts payable and accrued liabilities	$15,437	-	-	-	$15,437
Provision for closure and reclamation, non-discounted	-	-	-	10,612	10,612
Convertible notes, including interest	56,032	3,261	39,496	-	98,789
Minimum rental and lease payments	213	53	-	-	266

	$71,682	3,314	39,496	10,612	$125,104

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

11.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	March 31, 2011		December 31, 2010
	Financial	Financial	Financial	Financial
	assets	liabilities	assets	liabilities

Canadian dollars	$63,738	$37,558	$114,711	$1,261
Mexican pesos	10,775	11,883	7,330	8,753

	$74,513	$49,441	$122,041	$10,014

Of the financial assets listed above, $22,361 (December 31, 2010 - $74,707) represents cash and cash equivalents held in Canadian dollars, and $402 (December 31, 2010 - $360) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

11.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk (continued):

As at March 31, 2011, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would result in a change in income for the period of $2,618. A 10% change in the US dollar against the Mexican peso would result in a change in income for the period of $111.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. As no amount is outstanding on the facility there is no interest rate risk to the Company at March 31, 2011.

Commodity price risk:

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has never engaged in any hedging to reduce its exposure to commodity price risk.

Equity price risk:

Fair value changes in the Company’s derivative liabilities related to the outstanding warrants and the conversion feature of the convertible notes are subject to equity price risk. Changes in the market price of the Company’s publicly traded warrants may have a material effect on the fair value of the associated derivative liability and on net income. Changes in the market price of the Company’s publicly traded common shares may have a material effect on the fair value of the conversion feature of the convertible notes and on net income.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

12.	Cost of sales:

Cost of sales for the Company consists of the following components by nature:

Three months ended March 31,	2011	2010

Production costs:
Employee compensation	$2,280	$2,124
Other mining, processing, and mine site general and administrative costs	20,970	15,338
Capitalized stripping costs	(4,727)	(2,879)
Change in inventory	(663)	(151)
Total production costs	17,860	14,432

Royalties	1,362	791
Amortization and depletion	4,345	3,706

Total cost of sales	$23,567	$18,929

13.	Finance expense:

The finance expense for the Company is comprised of the following:

Three months ended March 31,	2011	2010

Unwinding of convertible note discount	$1,383	$1,696
Interest on convertible note	938	943
Unwinding of discount on provision for closure and reclamation	68	53
Other	298	98

	$2,687	$2,790

14.	Employee Benefits

Total employee salaries and benefits, including $68 in share-based payments (2010 - $nil), incurred during the three months ended March 31, 2011, totaled $3,652 (2010 - $3,675) of which $2,280 (2010 - $2,124) is included in cost of sales, $280 (2010 - $379) in exploration expense and $1,092 (2010 - $1,172) in corporate administration expense.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

15.	Earnings per share:

The calculation of basic and diluted earnings per share for the relevant periods is based on the following:

Three months ended March 31,	2011	2010

Net income for the purpose of calculating basic earnings per share	$2,260	$10,899

Effect of change in fair value of warrant derivative liability	-	(4,399)
Effect of change in fair value of convertible notes	-	(6,945)
Effect of convertible notes finance expense	-	2,639

Net income for the purpose of calculating diluted earnings per share	$2,260	$2,194

Three months ended March 31,	2011	2010

Weighted average number of shares outstanding for the purpose of calculating basic earnings per share	79,770,610	65,779,921
Shares issuable on exercise of share options and warrants	341,221	2,854,727
Shares issuable on exercise of conversion options	-	7,812,500

Weighted average number of shares outstanding for the purpose of calculating diluted earnings per share	80,111,831	76,447,148

Shares issuable on exercise of share options totaling 110,000 (2010 – 825,000), on conversion of the convertible notes totaling 7,811,985 (2010 – nil) and on exercise of share purchase warrants totaling 4,598,350 (2010 – nil) were excluded in the calculation of diluted earnings per share as their effect would have been anti-dilutive.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS:

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in retained earnings (deficit) unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position as at January 1, 2010:

  Share-based payment transactions:

  IFRS 1 permits first-time adopters to not apply IFRS 2, Share-based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

  Borrowing costs:

  IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets such as property, plant and equipment. IFRS 1 provides an exemption whereby the Company may prospectively capitalize borrowing costs for qualifying assets for which the commencement date is on or after January 1, 2010. The Company has elected this exemption and therefore has not capitalized borrowing costs previously expensed under Canadian GAAP.

  Foreign currency translation differences:

  IFRS 1 permits the transfer of foreign currency translation differences recognized as a separate component of equity to deficit on the transition date. The Company has elected this exemption and reclassified $5,069 from accumulated other comprehensive income to deficit.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations and in the presentation of items on the statement of cash flows. The Company’s Canadian GAAP statements of financial position, comprehensive income and cash flows for the quarter-ended March 31, 2010 and the year-ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS (continued):

(a)	Provision for closure and reclamation:

Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, a change in the current market-based discount rate will result in a change in the measurement of the provision whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for closure and reclamation recorded has been re-measured using the discount rate in effect at the transition date and an adjustment has been recorded to the corresponding asset.

(b)	Warrant liability:

At January 1, 2010, 4,599,500 warrants were outstanding and exercisable at a price of CAD$5.00. As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised. Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

(c)	Conversion feature of convertible notes:

Under IFRS, the issuer’s option to settle in cash the obligation to issue shares upon conversion of the notes results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separated from the host contract, recognized at fair value on initial recognition and re-measured at fair value at the end of each period. Under Canadian GAAP, the conversion feature was considered an equity instrument and changes in fair value subsequent to initial recognition were not recognized. In addition, under IFRS, the transaction costs allocated to the derivative component are expensed in the period incurred.

(d)	Income taxes:

Under IFRS deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such a temporary difference.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with an asset that did not constitute a business combination was reversed with an associated reduction of mineral property. In addition, the re-measurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability.

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS (continued):

(e)	Presentation:

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP. The changes made to the statements of financial position and statements of income and comprehensive income have resulted in reclassifications of various amounts on the statement of cash flows. However, as there have been no changes to the total operating, financing or investing cash flows, no reconciliations have been provided. The classification of certain items within the statement of income and comprehensive income has been adjusted with no net effect to net income or loss.

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$30,406	$-	$30,406
Accounts receivable		4,219	-	4,219
Inventory		25,765	-	25,765
Prepaid expenses		1,950	-	1,950
		62,340	-	62,340

Mineral property, plant and equipment	(a)	217,874	1,687	219,561

		$280,214	$1,687	$281,901

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$9,378	$-	$9,378
		9,378	-	9,378

Non-current liabilities:
Long-term debt		71,405	-	71,405
Provision for closure and reclamation	(a)	3,445	1,600	5,045
Deferred income taxes	(d)	-	7,157	7,157
Derivative and other financial liabilities	(b),(c)	-	46,405	46,405
		74,850	55,162	130,012

Equity:
Share capital		272,633	-	272,633
Equity portion of convertible notes	(c)	27,366	(27,366)	-
Share-based payment reserve		20,488	-	20,488
Deficit		(129,570)	(21,040)	(150,610)
Accumulated other comprehensive income		5,069	(5,069)	-
		195,986	(53,475)	142,511
		$280,214	$1,687	$281,901

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS (continued):

The March 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$26,839	$-	$26,839
Accounts receivable		6,873	-	6,873
Inventory		24,864	-	24,864
Prepaid expenses		2,065	-	2,065
		60,641	-	60,641

Mineral property, plant and equipment	(a)	223,387	1,862	225,249

		$284,028	$1,862	$285,890

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$9,746	$-	$9,746
		9,746	-	9,746

Non-current liabilities:
Long-term debt		73,101	-	73,101
Provision for closure and reclamation	(a)	3,823	1,762	5,585
Deferred income taxes	(d)	1,588	7,312	8,900
Derivative and other financial liabilities	(b),(c)	-	35,061	35,061
		78,512	44,135	122,647

Equity:
Share capital		272,762	-	272,762
Equity portion of convertible notes	(c)	27,366	(27,366)	-
Share-based payment reserve		20,446	-	20,446
Deficit		(129,873)	(9,838)	(139,711)
Accumulated other comprehensive income		5,069	(5,069)	-
		195,770	(42,273)	153,497
		$284,028	$1,862	$285,890

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS (continued):

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$126,927	$-	$126,927
Short term investments		40,004	-	40,004
Accounts receivable		7,283	-	7,283
Inventory		49,525	-	49,525
Prepaid expenses		1,454	-	1,454
		225,193	-	225,193

Mineral property, plant and equipment	(a),(d)	241,480	(1,043)	240,437

		$466,673	$(1,043)	$465,630

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,396	$-	$10,396
Current portion of long-term debt		47,402	-	47,402
		57,798	-	57,798

Non-current liabilities:
Long-term debt		46,503	-	46,503
Provision for closure and reclamation	(a)	4,582	2,383	6,965
Deferred income taxes	(d)	10,144	3,521	13,665
Derivative and other financial liabilities	(b),(c)	-	57,217	57,217
		61,229	63,121	124,350

Equity:
Share capital		416,662	-	416,662
Equity portion of convertible notes	(c)	25,193	(25,193)	-
Share-based payment reserve	(c)	24,171	(2,126)	22,045
Deficit		(123,449)	(31,776)	(155,225)
Accumulated other comprehensive income		5,069	(5,069)	-
		347,646	(64,164)	283,482
		$466,673	$(1,043)	$465,630

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS (continued):

The Canadian GAAP income statement for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Revenue		$26,449	$-	$26,449

Cost of sales:
Production costs		14,432	-	14,432
Royalties		791	-	791
Amortization and depletion		3,706	-	3,706
		18,929	-	18,929

Mine operating earnings		7,520	-	7,520

Expenses:
Exploration		1,483	-	1,483
Corporate administration		1,993	-	1,993
		3,476	-	3,476

Income from operations		4,044		4,044

Other income (expense):
Finance income		44	-	44
Finance expense	(a)	(2,803)	13	(2,790)
Change in fair value of derivative liabilities	(b),(c)	-	11,344	11,344
Foreign exchange		51	-	51
		(2,708)	11,357	8,649

Income before income taxes		1,336	11,357	12,693

Income tax expense		1,639	155	1,794
Net income (loss) and comprehensive income (loss) for the period		$(303)	$11,202	$10,899

MINEFINDERS CORPORATION LTD.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three months ended March 31, 2011 and 2010

16.	Transition to IFRS (continued):

The Canadian GAAP income statement for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Revenue		$92,881	$-	$92,881

Cost of sales:
Production costs	(e)	44,257	506	44,763
Royalties		2,740	-	2,740
Amortization and depletion		10,094	-	10,094
		57,091	506	57,597

Mine operating earnings		35,790	(506)	35,284

Expenses:
Exploration	(e)	4,766	548	5,314
Corporate administration	(e)	6,701	1,780	8,481
Share-based compensation expense	(e)	2,834	(2,834)	-
		14,301	-	13,795

Income from operations		21,489	-	21,489

Other income (expense):
Finance income		186	-	186
Finance expense	(a)	(10,917)	(49)	(10,966)
Change in fair value of derivative liabilities	(b),(c)	-	(10,812)	(10,812)
Loss on disposal of assets		(11)	-	(11)
Gain on exchange of convertible notes		25	-	25
Foreign exchange		2,083	-	2,083
		(8,634)	(10,861)	(19,495)

Income before income taxes		12,855	(10,861)	1,994

Income tax expense		6,734	(62)	6,672
Net income (loss) and comprehensive income (loss) for the year		$6,121	$(10,799)	$(4,678)